EXHIBIT 21.1
Coleman Cable, Inc.
Subsidiaries

State or other
Jurisdiction of
Incorporation or
Exact Name of Subsidiary	Organization	Name under which Subsidiary does Business
CCI Enterprises, Inc.	Delaware	CCI Enterprises, Inc.
CCI International, Inc.	Delaware	CCI International, Inc.
Oswego Wire Incorporated	Texas	Oswego Wire Incorporated